Exhibit 99.1

Global Networking and Security Giant Expands its
Deployment of Silicom Edge Devices
 Across Multiple Additional Use Cases

  - Expected annual revenues from customer raised from $3-4M to $8-10M -

KFAR SAVA, Israel – January 5, 2026 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that the global networking and security-as-a-service leader that awarded it an initial Edge device Design Win in December 2024 has now decided to implement the Silicom Edge systems in multiple additional use cases. This boosts the revenues projected to be received from this customer significantly from $3-4 million to $8-10 million per year. Some of the additional revenues are expected to be realized already in 2026.

“This is another concrete demonstration of the revenue-generating value of our trusted-supplier relationships with blue-chip IT industry leaders,” commented Liron Eizenman, Silicom’s CEO. “We are proud that in such a short period of time since the initial Design Win, this global giant is already using our products in more and more use cases, relying on Silicom as its sole Edge Networking hardware provider. This is a testament both to the innovation of our products and to our reliability as a supplier.”

Mr. Eizenman continued, “In fact, customers often return to us with follow-up Design Wins, leveraging the products they already use in additional use cases while also looking to us for more solutions. This gives us a solid, predictable platform of recurring revenues, a significant, stable baseline from which we will continue to grow in the future – both by ramping up existing Design Wins and by securing new clients and design wins. We are following this strategy with the goal of achieving strong, continuous growth in the years ahead.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom's solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures. Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. Silicom's long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a "go-to" connectivity/performance partner of choice for technology leaders around the globe. For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales and marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company's businesses, including information about factors that could materially affect Silicom's results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "expect," "should," "believe," "anticipate" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com